06002578

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53535 |

RECEIVED FEB 23 2006 PROCESSING SECTION 165

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Port Group Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FJ 2/25 AB 2/27

3/8/06

## OATH OR AFFIRMATION

I, Stephen Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Port Group Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

JONATHAN R. SILVERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6026322
Qualified in New York County
My Commission Expires August 06, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in St~~ockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SEA PORT GROUP SECURITIES, LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2005

## (WITH SUPPLEMENTARY INFORMATION)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEA PORT GROUP SECURITIES, LLC
TABLE OF CONTENTS

DECEMBER 31, 2005

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

# INDEPENDENT AUDITOR'S REPORT

**To the Member**
**Sea Port Group Securities, LLC**
**(a wholly owned subsidiary of The Seaport Group, LLC)**

**We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.**

**We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.**

**In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.**

**Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.**

Povol and Feldman CPA PC

**Lake Success, New York**
**February 7, 2006**

# SEA PORT GROUP SECURITIES, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2005

## ASSETS

| | |
|---|---|
| Assets: | |
| Cash | $ 993,673 |
| Receivable from clearing broker | 163,898 |
| Securities owned: | |
| Marketable, at fair value | 1,774,071 |
| Not readily marketable, at estimated fair value | 718,077 |
| Prepaid expenses | 29,158 |
| Deposit with clearing broker | 125,000 |
| Total Assets | $3,803,877 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 773,836 |
| Income taxes payable, including deferred taxes of $22,493 | 43,293 |
| | 817,129 |
| Member's Equity | 2,986,748 |
| Total Liabilities and Member's Equity | $3,803,877 |

See the accompanying notes and auditors' report.

# SEA PORT GROUP SECURITIES, LLC
# STATEMENT OF INCOME
# FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **Revenues:** | |
| **Brokerage** | **$ 9,568,970** |
| **Commission** | **1,963,180** |
| **Interest and other** | **235,446** |
| | **11,767,596** |
| **Cost of Operations:** | |
| **Employee compensation and benefits** | **3,474,163** |
| **Commissions and clearing fees** | **5,004,740** |
| **Regulatory fees and expenses** | **68,684** |
| **Communication and data processing** | **368,024** |
| **Occupancy** | **499,646** |
| **Interest** | **169,345** |
| **Other operating expenses** | **1,060,244** |
| | **10,644,846** |
| **Income before income taxes** | **1,122,750** |
| **Provision for income taxes** | **43,293** |
| **Net Income** | **$ 1,079,457** |

**See the accompanying notes and auditors' report.**

# SEA PORT GROUP SECURITIES, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **Members equity - beginning of year** | **$ 2,207,291** |
| **Net Income** | **1,079,457** |
| **Less: Member's distributions** | **(300,000)** |
| **Member's equity - end of year** | **$ 2,986,748** |

**See the accompanying notes and auditors' report.**

# SEA PORT GROUP SECURITIES, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $1,079,457 |
| Adjustments to reconcile net income to net cash used for operating activities: | |
| Increase (decrease) in: | |
| Securities owned, net | (1,674,196) |
| Receivable from clearing broker | (163,898) |
| Deposit with clearing broker | (24,216) |
| Prepaid expenses | (2,138) |
| Accounts payable | (811,976) |
| Deferred taxes | 22,493 |
| Income taxes payable | (125,740) |
| Net Cash Used for Operating Activities | (1,700,214) |
| Cash Flows From Financing Activities: | |
| Member's distributions | (300,000) |
| Net Decrease in Cash | (2,000,214) |
| Cash – Beginning of Year | 2,993,887 |
| Cash – End of Year | $ 993,673 |
| Supplemental Disclosures of Cash Flow Information: | |
| Cash paid during the year for: | |
| Income taxes | $ 146,540 |

See the accompanying notes and auditors' report.

## BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Organization and Nature of Business

Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, and is a wholly owned subsidiary of The Seaport Group, LLC (Parent).

The Company is engaged in brokering and investing in defaulted high-yield securities of distressed companies. The Company also brokers trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars.

### Securities Transactions

Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in euro dollars converted to U.S. dollars.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

## RISKS AND UNCERTAINTIES

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur on the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

The financial statements include investments valued at approximately $718,000 (approximately 24% of member's equity) as of December 31, 2005 whose values have been estimated by management. The values assigned to the investments are based on available information and do not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

**BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):**

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash, and trading securities. The Company maintains its cash in two financial institutions. At December 31, 2005, approximately $794,000 was in excess of federally insured amounts. The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Income Taxes

The Company operates as an LLC and files its tax returns with its Parent, as a partnership. The partnership is not subject to Federal income taxes and, accordingly, the individual members report their pro-rata share of income or loss on their individual income tax returns.

The current tax provision represents the New York City Unincorporated Business Tax, calculated on a combined basis with its Parent and allocated to the Company based upon its representative share of revenues less allowable expenses. Permanent and timing differences between the expected local income tax rate and the effective tax rate include the tax effects of unrealized gains on marketable securities, the nondeductible portion of member's pension expenses, travel and entertainment expenses, and special depreciation. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, but the translation gains or losses do not have a significant effect on the business.

Foreign currency translations are recorded currently with each transaction. Gains and losses from foreign currency transactions are included in net income. As of December 31, 2005, there was a net foreign currency gain of approximately $4,000.

## BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

| | Receivable (payable) |
|---|---|
| Fees and commissions | $ 173,912 |
| Payable to clearing broker | (10,014) |
| | $ 163,898 |

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

## TRADING SECURTIES:

At December 31, 2005, the fair market value of securities, consisting of equity and fixed income investments, exceeded its cost by $272,335.

## DEPOSIT WITH CLEARING BROKER:

The Company maintains a clearing agreement with ADP Clearing and Outsourcing Services. A deposit in the amount of $125,000 was made in October 2005 and shall remain on deposit until the agreement is terminated.

## RELATED PARTY TRANSACTIONS:

Services Agreement

The Company entered into a service agreement with its Parent on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent company. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand. A detailed expense allocation supports each invoice.

RELATED PARTY TRANSACTIONS:

Services Agreement (continued):
For the year ended December 31, 2005, the Company incurred service agreement expenses in the amount of approximately $10,270,000. At December 31, 2005, the Company was obligated to its Parent in the amount of approximately $771,000, which is included in accounts payable.

COMMITMENTS AND CONTINGENCIES:
Clearing Agreement
The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment
The Company maintains a sublease agreement with its Parent, expiring on January 30, 2009. The sublease is subject, and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. For the year ended December 31, 2005, the Company incurred occupancy costs in the amount of approximately $500,000.

PENSION AND OTHER BENEFIT PLANS:
The Parent maintains and covers Company employees under a profit-sharing (defined contribution) plan. Vesting occurs over a five-year period, with vested benefits commencing upon reaching one full year of service. For the year ended December 31, 2005, contributions of current service costs amounted to approximately $225,000, and is based upon the following formula:

| | Salary Percentage |
|---|---|
| Group A (Owners) | 20% |
| Group B (Highly-compensated non-owners) | 5% |
| Group C (Non-highly compensated non-owner earning under $40,000) | 7% |

There was no prior or past service cost recognized in the current year.

The Parent also maintains and covers Company employees with a discretionary contributory 401(k) deferred compensation retirement plan covering substantially all employees of at least 21 years of age, completed one year of employment for at least 1,000 hours of service. There are also specific cafeteria plans benefiting those that participate in them. The Parent acted as administrator of the plans, and engaged outside counsel and assistance with the administration function. During 2005, no contributions were accrued or made to the plan, and no contributions were unpaid as of December 31, 2005.

INCOME TAXES:
The Company is included in the combined federal income tax return filed by its Parent. New York City income taxes are calculated on a combined basis with the Parent and allocated proportionately. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| State and local | $20,800 | $22,493 | $43,293 |

A reconciliation of the difference between the expected income tax expense or income computed at the New York City statutory income tax rate and the Company's income tax expense is shown in the following table:

| | |
|---|---|
| Expected income tax expense at New York City statutory tax rate | $ 40,711 |
| The effect of: | |
| Nondeductible expenses | 771 |
| Other, net | 1,811 |
| | $43,293 |

NET CAPITAL REQUIREMENTS:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,852,673, which was $1,752,673 in excess of its required net capital of $100,000. The Company's net capital ratio was .42 to 1.

SUBSEQUENT EVENTS:
A distribution to the member, in the amount of $1,250,000, was approved by management and paid on January 12, 2006. In this regard, management believes the Company will be able to meet its net capital requirements.

# SUPPLEMENTAL INFORMATION

# SEA PORT GROUP SECURITIES, LLC
# SCHEDULE I
# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2005

### Computation of Net Capital

| | |
|---|---|
| Total member's equity | $2,986,748 |
| Deduct member's equity not allowable for net capital | - |
| Total member's equity qualified for net capital | 2,986,748 |
| Additions: | |
| Other allowable credits - deferred income taxes payable | 22,493 |
| Total capital and allowable subordinated liabilities | 3,009,241 |
| Deductions: | |
| Non-allowable assets: | |
| Clearing deposit (subject to termination fee) | 100,000 |
| Prepaid expenses | 29,158 |
| Securities not readily marketable | 718,077 |
| | 847,235 |
| Net capital before haircuts on securities positions (tentative net capital) | 2,162,006 |
| Haircuts on securities: | |
| Debt securities | 60,084 |
| Other securities | 206,027 |
| Undue concentrations | 43,222 |
| | 309,333 |
| Net capital | $1,852,673 |

See auditors' report on supplemental information.

**SEA PORT GROUP SECURITIES, LLC**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2005**

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Accounts payable and accrued expenses | $ 817,129 |
| Less: deferred income taxes payable | (22,493) |
| Total aggregate indebtedness | $ 794,636 |
| Ratio: Aggregate indebtedness to net capital | .42 to 1 |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6-2/3% of A.I.) | $ 52,976 |
| Minimum dollar net capital requirement | $ 100,000 |
| Minimum net capital requirement | $ 100,000 |
| Excess net capital | $1,752,673 |

See auditors' report on supplemental information.

**SEA PORT GROUP SECURITIES, LLC**
**SCHEDULE II**
**EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3**

**DECEMBER 31, 2005**

**The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).**

See auditors' report on supplemental information.

# SEA PORT GROUP SECURITIES, LLC
## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**DECEMBER 31, 2005**

**The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.**

**The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.**

**See auditors' report on supplemental information.**

SEA PORT GROUP SECURITIES, LLC
SCHEDULE IV
RECONCILIAITONS UNDER 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

A. Reconciliation of computation of net capital:

Reconciliation with Company's Computation (included in Part II of FOCUS report as of DECEMBER 31, 2005)

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $2,389,064 |
| Audit adjustments reducing non-allowable assets | 13,510 |
| Net audit adjustments reducing income | (28,685) |
| Non-allowable assets reported as allowable: Securities not readily marketable | (718,077) |
| Decrease in haircuts | 197,708 |
| Other items | (847) |
| Net capital | $1,852,673 |

B. Reconciliation of determination of reserve requirements under rule 15c3-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

See auditors' report on supplemental information.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Member
Sea Port Group Securities, LLC

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Sea Port Group Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pollard and Feldman CPA PC

Lake Success, New York
February 7, 2006